MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry
Santiago, April 23, 2026
Mrs.
Catherine Tornel
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
Present
Ref.: Dividend
____________________________________________

To Whom It May Concern:

In accordance with the provisions of Circular No. 660, dated October 22, 1986, issued by your Commission, and duly authorized, I hereby inform your Commission that at the Ordinary Shareholders' Meeting of LATAM Airlines Group S.A. held today, the distribution of Dividend No. 55, Final, Minimum Mandatory Dividend, was approved, for the total amount equivalent in Chilean pesos of US$37,995,268.60, which represents a dividend equivalent in Chilean pesos of US$0.0000661689498 per share, which, together with Dividend No. 54, Interim, paid on December 23, 2025, corresponds to a total distribution of 30% of the distributable net income for fiscal year 2025. This Dividend No. 55 will be paid as from May 14, 2026, in its equivalent amount in Chilean pesos, according to the “observed” exchange rate published in the Official Gazette on the fifth business day prior to the payment date, that is, on May 8, 2026. Shareholders registered in the Shareholders Registry of the Company at midnight on May 8, 2026, will be entitled to receive the dividend.

The notice referred to in Section II of the aforementioned Circular 660 will be published on April 29, 2026, in the newspaper “La Tercera” of Santiago. Attached is Form No. 1 established by the same Circular No. 660, duly completed and signed.

Yours sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.: - Santiago Stock Exchange
- Chile Electronic Stock Exchange

FORM Nº 1

DIVIDENDS DISTRIBUTION

1. Company identification and movement:
1.01 Tax. No.:	89.862.200-2
1.02 Original form date:	04/23/2026
1.03 Company name:	LATAM Airlines Group S.A.
1.04 No. in Securities Registry:	N/A
1.05 Series:	Single
1.06 Local exchange ticker:	LTM
1.07 Individualization of movement:	55
2. Dividend agreement and amount:
2.01 Agreement date:	04/23/2026
2.02 Agreement settlement:	1
2.03 Dividend amount:	37,995,268.60
2.04 Currency type:	US
3. Shares and shareholders with rights:
3.01 Number of shares:	574,215,983,709
3.02 Closing date:	05/08/2026
4. Characteristics of the dividend:
4.01 Dividend type:	2
4.02 Year ended:	12/31/2025
4.03 Payment type:	1
5. Payment of the dividend in cash:
5.01 Payment in cash:	0.0000661689498
5.02 Currency type:	US
5.03 Payment date:	05/14/2026
6. Distribution of optional dividend in shares:
7. Observations:
7.01 The exchange rate to be used will be the Observed Dollar published in the “Diario Oficial” on May 8, 2026.

7.02 The dividend will be paid through Banco de Crédito e Inversiones, at any of its branches nationwide, Monday through Friday, from 9:00 a.m. to 2:00 p.m., for a period of 90 days, starting on May 14, 2026, by means of a nominative bank demand draft. Shareholders who request so in writing will have their dividends deposited into the bank account of the shareholder. These shareholders will be sent the respective bank deposit receipt. Any request or change that a shareholder wishes to make regarding the payment method as indicated must be communicated by May 8, 2026. After the aforementioned 90-day period has elapsed, the funds will be transferred to the custody of DCV Registros S.A. until they are withdrawn by the shareholders by personal check.

Shareholders may be represented by attorneys-in-fact by means of a power of attorney signed before a notary.

For any questions, shareholders can call +562 2393-9003 or write to atencionaccionistas@dcv.cl.

7.03 The publication of this dividend distribution will be made in the Santiago newspaper “La Tercera” on April 29, 2026.

7.04 The reporting company is open.

7.05 The dividend is paid against the profits for the financial year 2025.

7.06 The Ordinary Shareholders' Meeting of the reporting company agreed to distribute as a dividend 30% of the profits for the 2025 fiscal year, equivalent to a total amount of US$37,995,268.60.

7.07 The tax effects of the dividend payment will be reported to shareholders in a timely manner.

The information contained in this form is a faithful expression of the truth, for which I assume the corresponding legal responsibility.

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange
Santiago Chile Electronic Stock Exchange